Exhibit 99.1

ORLA MINING LTD.

FORM 51-102 F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.1	NAME AND ADDRESS OF COMPANY

Orla Mining Ltd. (“Orla” or the “Company”)

Suite 1010 – 1075 West Georgia Street

Vancouver, BC. V6E 3C9

1.2	EXECUTIVE OFFICER

Etienne Morin

Chief Financial Officer

(604) 564-1852

ITEM 2	DETAILS OF ACQUISITION

2.1	NATURE OF BUSINESS ACQUIRED

On February 28, 2025, the Company acquired all the outstanding shares of Musselwhite Mine Ltd., a wholly-owned subsidiary of Newmont Corporation (“Newmont”), that owns a 100% interest in the Musselwhite Mine (“Musselwhite”) located in northern Ontario (the "Acquisition").

Musselwhite is a producing, underground gold mine located on the shore of Opapimiskan Lake in Northwestern Ontario. It has been in operation for over 25 years, having produced approximately 6 million ounces of gold to date.

2.2	DATE OF ACQUISITION

Orla completed the Acquisition on February 28, 2025.

2.3	CONSIDERATION

The Company acquired Musselwhite from Newmont for upfront cash consideration of US$810 million and gold-linked contingent consideration of up to US$40 million.

The US$810 million in upfront consideration was funded through a US$250 million credit facility, a US$360 million gold pre-payment facility, and US$200 million in senior unsecured convertible notes.

•	US$250 million credit facility (the “Credit Facility”) with a syndicate of lenders comprised of the Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce and ING Capital LLC, and consisting of:

o	US$150 million from the Company’s existing revolving credit facility, with an August 2027 maturity.

o	US$100 million under a three-year term loan, with quarterly repayments of US$5 million beginning December 31, 2025, and the balance to be paid at maturity.

The interest rate under the Credit Facility is based on the term Secured Overnight Financing Rate (SOFR), plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter, provided that for the first two quarters there will be a minimum applicable margin of 3.0%. Orla will have the ability to repay the Credit Facility in full, without penalties, at any time prior to the maturity date.

•	US$360 million gold prepayment (the “Gold Prepayment”) executed with the Bank of Montreal, ING Capital Markets LLC and Canadian Imperial Bank of Commerce, with the following terms.

o	The Company has received an upfront payment of US$360 million based on gold forward prices averaging approximately US$2,834 per ounce.

o	In exchange, the Company will make 36 equal monthly deliveries of gold ounces from March 2025 to February 2028 totaling 144,887 gold ounces.

•	US$200 million in senior unsecured convertible notes (the “Convertible Notes”) led by the Company’s cornerstone shareholders, Fairfax Financial Holdings Limited (“Fairfax”), Pierre Lassonde, and Trinity Capital Partners Corporation:

o	Coupon: 4.5% per annum, payable in cash.

o	Maturity: Five years from the date of issuance.

o	Conversion Right: The Convertible Notes may be converted in full or in part at any time prior to the maturity date, by the holder thereof, into common shares (the “Shares”) of Orla.

o	Conversion Price: The initial conversion price for the Convertible Notes will be C$7.90 per Share (the “Conversion Price”), which will be translated to US dollars at a fixed exchange rate of 1.40 CAD/USD. The Conversion Price represents a premium of 42% relative to the closing price of the Shares on Friday November 15, 2024, the last trading day prior to the announcement of the Transaction. Based on the Conversion Price, 35,443,026 Shares are issuable on conversion of the Convertible Notes.

o	Redemption Right: After the 18-month anniversary of the issuance, the Company may redeem the Convertible Notes, provided that the 20-day volume weighted average price of the Shares is not less than 130% of the Conversion Price.

o	Warrants: The holders of Convertible Notes received a total of 23,392,397 common share purchase warrants (the “Warrants”), representing 0.66 Warrants for each Share issuable upon conversion of the Convertible Notes. The Warrants shall have an exercise price of C$11.50 per Share and shall expire on the fifth anniversary of the closing of the Transaction.

The gold-linked contingent consideration of US$40 million is payable as follows:

•	US$20 million to be paid should the average spot gold price exceed US$2,900/oz for the initial one-year period following closing of the Acquisition; and

•	US$20 million to be paid should the average spot gold price exceed US$3,000/oz for the second full year period following closing of the Acquisition.

2.4	EFFECT ON FINANCIAL POSITION

For details on the pro forma effect of the Acquisition on Orla, see Item 3.

The information set out above is a summary only and is qualified in its entirety by the information contained in the pro forma financial statements attached to this Business Acquisition Report.

The unaudited pro forma adjustments described therein are based on estimates and assumptions made by management, all of which are preliminary and have been made solely for the purpose of preparing the unaudited pro forma financial statements. Changes are expected as valuations of assets acquired and liabilities assumed are completed and as additional information becomes available. Accordingly, the final fair value determinations may differ from those set forth in the unaudited pro forma condensed combined financial statements and such adjustments may be material.

2.5	PRIOR VALUATIONS

In accordance with Multinational Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"), the Company was required to obtain a formal valuation of Musselwhite (the “Formal Valuation”).

The Board of the Directors of the Company retained Davidson & Company LLP (“Davidson”) to prepare the Formal Valuation in connection with the Acquisition and to provide the Formal Valuation as to the fair market value of Musselwhite in accordance with MI 61-101.

In arriving at an opinion of fair market value of Musselwhite, Davidson employed a range of analysis, valuation criteria and valuation methodologies. Davidson did not attribute any particular weight to any of the valuation approaches in the Formal Valuation, the selection of appropriate valuation methodologies and the valuation conclusions drawn therefrom are matters of professional judgement.

The Formal Valuation contains Davidson’s opinion that, based on the scope of its review and subject to the assumptions, restrictions and limitations provided therein, as of November 17, 2024, the fair market value of Musselwhite was between US$910,000,000 and US$940,000,000.

This summary of the Formal Valuation is qualified in its entirety by reference to the full text of the Formal Valuation, attached as Schedule “C” to the Company’s management information circular dated December 9, 2024. The full text of the Formal Valuation describes the scope of review, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Davidson.

Except as set forth above, to the best knowledge of Orla, no valuation opinions required by securities legislation or a Canadian exchange or market have been obtained within the last twelve months by Newmont or Orla in connection with Musselwhite.

2.6	PARTIES TO TRANSACTION

The Company acquired Musselwhite from Newmont, a holder of more than 10% of the voting rights attached to the outstanding Shares and an informed person as defined in Section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations.

2.7	DATE OF REPORT

May 13, 2025

ITEM 3	FINANCIAL STATEMENTS

The following financial statements are provided in the Appendices:

Appendix A	Audited carve-out combined financial statements of Musselwhite as at and for the years ended December 31, 2024 and 2023,

Appendix B	Unaudited pro forma income statement for the year ended December 31, 2024.

Appendix A

Audited carve-out combined financial statements of Musselwhite as at and for the years ended

December 31, 2024 and 2023,

Musselwhite

Combined Financial Statements

At and for the years ended December 31, 2024 and 2023

Report of Independent Auditors

Board of Directors
Newmont Corporation

Opinion

We have audited the combined financial statements of the Musselwhite gold mine (the Company), which comprise the combined balance sheets as of December 31, 2024 and 2023, and the related combined statements of operations, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

A member firm of Ernst & Young Global Limited

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP

Denver, Colorado
March 28, 2025

Combined Statements of Operations
(in thousands)

	Year Ended December 31,
	2024	2023
Sales (Note 4)	$515,957	$350,714

Costs and expenses:
Costs applicable to sales (1)	225,394	214,410
Depreciation and amortization	121,510	80,279
Reclamation (Note 6)	3,394	3,152
Exploration	6,998	7,449
Advanced projects, research and development	2,283	5,118
General and administrative	12,065	9,267
Impairment charges (Note 7)	477	296,508
Other expense, net	1,256	389
	373,377	616,572
Other income (loss), net	3,095	(3,678)
Income (loss) before income and mining tax and other items	145,675	(269,536)
Income and mining tax expense (Note 8)	(30,326)	(13,358)
Net income (loss)	$115,349	$(282,894)

(1)	Excludes Depreciation and amortization and Reclamation.

The accompanying notes are an integral part of the combined financial statements.

Combined Balance Sheets
(in thousands)

	At December 31,
	2024	2023
ASSETS
Trade receivables	$3,531	$869
Inventories (Note 10)	24,025	30,350
Stockpiles	716	307
Other receivables	5,160	5,969
Other current assets	3,785	612
Current assets	37,217	38,107
Property, plant and mine development, net (Note 11)	960,400	980,337
Other non-current assets	20	19
Total assets	$997,637	$1,018,463

LIABILITIES
Accounts payable	$14,250	$18,448
Employee-related benefits (Note 9)	9,633	7,875
Other current liabilities (Note 12)	19,124	24,786
Current liabilities	43,007	51,109
Reclamation liabilities (Note 6)	81,532	76,800
Deferred income tax liabilities (Note 8)	180,723	203,415
Employee-related liabilities (Note 9)	12,720	13,243
Other non-current liabilities	—	302
Total liabilities	317,982	344,869

Commitments and contingencies (Note 13)

EQUITY
Net Parent investment	679,655	673,594
Total equity	679,655	673,594
Total liabilities and equity	$997,637	$1,018,463

The accompanying notes are an integral part of the combined financial statements.

Combined Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2024	2023
Operating activities:
Net income (loss)	$115,349	$(282,894)
Non-cash adjustments:
Depreciation and amortization	121,510	80,279
Reclamation	3,394	3,152
Deferred income taxes	(22,692)	8,543
Impairment charges	477	296,508
Other non-cash adjustments	(1,020)	320
Change in accounts receivable	(1,401)	(875)
Change in inventories and stockpiles	2,352	(4,853)
Change in accounts payable	(3,581)	(2,617)
Change in other assets and liabilities	760	5,208
Net cash provided by operating activities	215,148	102,771

Investing activities:
Additions to property, plant and mine development	(105,860)	(90,672)
Net cash used in investing activities	(105,860)	(90,672)

Financing activities:
Net transfers to Parent	(109,288)	(12,099)
Net cash used in financing activities	(109,288)	(12,099)

Net change in cash, cash equivalents and restricted cash	—	—
Cash, cash equivalents and restricted cash at beginning of period	—	—
Cash, cash equivalents and restricted cash at end of period	$—	$—

The accompanying notes are an integral part of the combined financial statements.

Combined Statements of Changes in Equity
(in thousands)

Net Parent Investment
Balance at January 1, 2023	$968,587
Net loss	(282,894)
Net transfers to Parent	(12,099)
Balance at December 31, 2023	673,594
Net income	115,349
Net transfers to Parent	(109,288)
Balance at December 31, 2024	$679,655

The accompanying notes are an integral part of the combined financial statements.

Notes to the Combined Financial Statements

NOTE 1	ORGANIZATION

In February 2024, the Board of Directors of Newmont Corporation (“Newmont" or "Parent") announced its intention to divest its Musselwhite gold mine ("Musselwhite" or the "Company").

Musselwhite, located approximately 265 miles (430 kilometers) north of Thunder Bay, Ontario, is an underground operation. The Musselwhite operation comprises 940 mining claims and 338 mining leases, issued under the Ontario Mining Act, encompassing an area of 162,178 acres (65,631 hectares). The mining leases expire between 2025 and 2033. Musselwhite is an iron formation hosted gold deposit. Process facilities include a conventional mill, which consists of a crushing and grinding circuit, carbon-in-pulp and carbon-in-leach plants, elution circuits and an electrowinning plant where the gold is recovered and smelted to produce doré. Musselwhite had 1.5 million ounces of gold reserves at December 31, 2024.

NOTE 2	BASIS OF PRESENTATION

The combined financial statements of Musselwhite have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company historically existed and functioned as an operating segment of Newmont. The combined financial statements were prepared on a standalone basis and were derived from the consolidated financial statements and accounting records of Newmont. The assets, liabilities and operations of Musselwhite have historically been held and managed by various legal entities within Newmont and do not represent the operations of a single, separate legal entity or a group of separate legal entities.

The combined statements of operations include all revenues and costs directly attributable to Musselwhite's operations. The combined statements of operations also include an allocation of expenses related to certain Newmont corporate functions, including executive management, finance, legal, information technology, human resources and other shared services. These expenses have been allocated based on direct usage or benefit where specifically identifiable, with the remainder allocated using a proportional cost allocation method based primarily on production of gold equivalent ounces.

The Company believes the allocation methodology is reasonable for all periods presented. However, the allocations may not reflect the expenses the Company would have incurred as a standalone entity for the periods presented. Multiple factors, including the chosen organizational structure, division between outsourced and in-house functions, and strategic decisions made in areas such as information technology and capital expenditures, would impact the actual costs incurred by Musselwhite. The Company determined that it is not practicable to determine these standalone costs for the periods presented. As a result, the combined financial statements are not indicative of Musselwhite's financial condition, results of operations or cash flows had Musselwhite operated as a standalone entity during the periods presented, and the results presented in the combined financial statements are not indicative of Musselwhite's future financial condition, results of operations or cash flows.

Newmont utilizes a centralized approach to cash management and financing of its operations. These arrangements may not be reflective of the way Musselwhite would have financed its operations had it been a separate, standalone entity during the periods presented. The centralized cash management arrangements are excluded from the asset and liability balances in Musselwhite's combined balance sheets. These amounts have instead been included in Net Parent investment as a component of equity. Newmont’s third-party debt and related interest expense have not been attributed to Musselwhite because the Company is not the legal obligor of the debt, and the borrowings are not specifically identifiable to Musselwhite's operations.

Income tax amounts in the combined financial statements have been calculated using the separate return method and presented as if Musselwhite was a separate taxpayer in the respective jurisdictions.

Transactions between Musselwhite and Newmont are reflected as Net Parent investment in the combined balance sheets and as financing activities in the combined statements of cash flows. Refer to Note 5 for additional information regarding the relationship between Musselwhite and Newmont. Intercompany accounts and transactions within Musselwhite have been eliminated in the preparation of the combined financial statements.

NOTE 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks and Uncertainties

As a mining operation, the Company’s revenue, profitability and future rate of growth are substantially dependent on prevailing gold prices. Historically, the commodity markets have been very volatile, and there can be no assurance that gold prices will not be subject to wide fluctuations in the future. A substantial or extended decline in the price of gold could have a material adverse effect on the Company’s financial position, results of operations, cash flows, access to capital and on the quantities of reserves that the Company can economically produce. The carrying value of the Company’s Property, plant and mine development, net; Inventories; Stockpiles; and Deferred income tax assets are particularly sensitive to the outlook for gold prices. A decline in the Company’s price outlook from current levels could result in material impairment charges related to these assets.

Notes to the Combined Financial Statements

The Company is exposed to risks associated with public health crises, including epidemics and pandemics such as COVID-19, and geopolitical and macroeconomic pressures. The Company continues to experience the impacts from recent geopolitical and macroeconomic pressures. With the resulting volatile environment, the Company continues to monitor inflationary conditions, the effects of certain countermeasures taken by central banks, and the potential for further supply chain disruptions as well as an uncertain and evolving labor market.

Factors that could have further potential short- and, possibly, long-term material adverse impacts on the Company include, but are not limited to, volatility in commodity prices and the price of gold, changes in the equity and debt markets or country specific factors adversely impacting discount rates, significant cost inflation impacts on production, capital and asset retirement costs, logistical challenges, workforce interruptions and financial market disruptions, energy market disruptions, as well as potential impacts to estimated costs and timing of projects. In light of these challenging conditions, the Company recorded goodwill impairment charges at December 31, 2023. Refer to Note 7 for further information.

Use of Estimates

The preparation of the combined financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses, including allocations from Newmont, during the periods presented. The Company must make these estimates and assumptions because certain information used is dependent on future events, cannot be calculated with a high degree of precision from data available or simply cannot be readily calculated based on generally accepted methodologies. Actual results could differ from these estimates.

The more significant areas requiring the use of estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production amortization calculations; environmental remediation, reclamation and closure obligations; estimates of recoverable gold in stockpile inventories; estimates of fair value for asset impairments; write-downs of inventory and stockpiles to net realizable value; post-employment, post-retirement and other employee benefit liabilities; valuation allowances for deferred tax assets; provisional amounts related to income tax effects of newly enacted tax laws; provisional amounts related to uncertain tax positions; and reserves for contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ from the amounts estimated in these combined financial statements.

Stockpiles and Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as stockpiles and inventories. Stockpiles and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles and inventories to net realizable value are reported as a component of Costs applicable to sales and Depreciation and amortization. The current portion of stockpiles and inventories is determined based on the expected amounts to be processed within the next 12 months and utilize short-term metal price assumptions in estimating net realizable value. Stockpiles and inventories not expected to be processed within the next 12 months are classified as non-current and utilize long-term metal price assumptions in estimating net realizable value. The major classifications are as follows:

Stockpiles

Stockpiles represent ore that has been extracted from the mine and is available for further processing. Mine sequencing may result in mining material at a faster rate than can be processed. The Company generally processes the highest ore grade material first to maximize metal production; however, a blend of metal stockpiles may be processed to balance hardness and/or metallurgy in order to maximize throughput and recovery. Processing of lower grade stockpiled ore may continue after mining operations are completed. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are added to stockpiles based on current mining costs incurred including applicable overhead and depreciation and amortization relating to mining operations and removed at each stockpile’s average cost per recoverable unit as material is processed. Carrying values are evaluated at least quarterly, in accordance with the above.

In-process Inventory

In-process inventories represent material that is currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility but include mill in-circuit and carbon-in-leach. In-process material is measured based on assays of the material fed into the process and the projected recoveries of the respective processing plants. In-process inventories are valued at the lower of the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles, plus the in-process conversion costs, including applicable amortization relating to the process facilities incurred to that point in the process, or net realizable value.

Notes to the Combined Financial Statements

Precious Metals Inventory

Precious metals inventories include gold doré and/or gold bullion. Precious metals that result from the Company’s mining and processing activities are valued at the lower of the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs or net realizable value.

Materials and Supplies

Materials and supplies are valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight.

Property, Plant and Mine Development

Facilities and Equipment

Expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost. Facilities and equipment acquired as a part of a finance lease, build-to-suit or other financing arrangement are capitalized and recorded based on the contractual lease terms. The facilities and equipment are depreciated using the straight-line method at rates sufficient to depreciate such capitalized costs over the estimated productive lives of such facilities. These estimated productive lives do not exceed the related estimated mine lives, which are based on proven and probable reserves.

Mine Development

Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, the removal of overburden to initially expose an ore body and the building of access ways, shafts, lateral access, drifts, ramps and other infrastructure at underground mines. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration or Advanced projects, research and development expense. Capitalization of mine development project costs that meet the definition of an asset begins once mineralization is classified as proven and probable reserves.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting measured, indicated and inferred resources to proven and probable reserves. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

Mine development costs are amortized using the units-of-production method based on estimated recoverable ounces in proven and probable reserves. To the extent that these costs benefit an entire ore body, they are amortized over the estimated life of the ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block or area.

Underground development costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration or Advanced projects, research and development expense. Capitalization of mine development project costs that meet the definition of an asset begins once mineralization is classified as proven and probable reserves.

Mineral Interests

Mineral interests include acquired interests in production, development and exploration stage properties. Mineral interests are capitalized at their fair value at the acquisition date, either as an individual asset purchase or as part of a business combination. Mineral interests in the development and exploration stage are not amortized until the underlying property is converted to the production stage, at which point the mineral interests are amortized over the estimated recoverable proven and probable reserves.

The value of such assets is primarily driven by the nature and amount of mineral interests believed to be contained in such properties. Production stage mineral interests represent interests in operating properties that contain proven and probable reserves and are amortized using the units-of-production method based on the estimated recoverable ounces in proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain mineral resources consisting of (i) mineral resources within pits; mineral resources with insufficient drill spacing to qualify as proven and probable reserves; and mineral resources in close proximity to proven and probable reserves; (ii) around-mine exploration potential not immediately adjacent to existing reserves and mineralization, but located within the immediate mine area; (iii) other mine-related exploration potential that is not part of current resources and is comprised mainly of material outside of the immediate mine area; (iv) greenfield exploration potential that is not associated with any other production, development or exploration stage property, as described above; or (v) any acquired right to explore or extract a potential mineral deposit. The Company’s mineral rights generally are enforceable regardless of whether proven and probable reserves have been established. In certain limited situations, the nature of a mineral right changes from an exploration right to a mining right upon the establishment of proven and probable reserves. The Company has the ability and intent to renew mineral interests where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral resources.

Notes to the Combined Financial Statements

Impairment of Long-lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured and recorded based on the estimated fair value of the long-lived assets being tested for impairment, and their carrying amounts. Fair value is typically determined through the use of an income approach utilizing estimates of discounted pre-tax future cash flows or a market approach utilizing recent transaction activity for comparable properties. These approaches are considered Level 3 fair value measurements.

The estimated undiscounted cash flows used to assess recoverability of long-lived assets and to measure the fair value of the Company’s mining operations are derived from current business plans, which are developed using short-term price forecasts reflective of the current price environment and management’s projections for long-term average metal prices. In addition to short- and long-term metal price assumptions, other assumptions include estimates of commodity-based and other input costs; proven and probable mineral reserve estimates, including the timing and cost to develop and produce the reserves; value beyond proven and probable mineral reserve estimates; estimated future closure costs; and the use of appropriate discount rates.

In estimating undiscounted cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of undiscounted cash flows from other asset groups. The Company’s estimates of undiscounted cash flows are based on numerous assumptions and it is possible that actual cash flows may differ significantly from estimates, as actual produced reserves, metal prices, commodity-based and other costs, and closure costs are each subject to significant risks and uncertainties.

Revenue Recognition

The Company generates revenue through the sale of gold produced at its mining operations.

The majority of the Company’s Sales come from the sale of refined gold; however, the end product is generally doré bars. Doré is an alloy consisting primarily of gold but also containing silver and other metals. Doré is sent to refiners to produce bullion that meets the required market standard of 99.95% gold. Under the terms of the Company’s refining agreements, the doré bars are refined for a fee, and the Company’s share of the refined gold is credited to its bullion account. Gold from doré bars credited to its bullion account is typically sold to banks or refiners.

The Company recognizes revenue for gold from doré production when it satisfies the performance obligation of transferring gold inventory to the customer, which generally occurs upon transfer of gold bullion credits as this is the point at which the customer obtains the ability to direct the use and obtains substantially all of the remaining benefits of ownership of the asset.

The Company generally recognizes the sale of gold bullion credits when the credits are delivered to the customer. The transaction price is determined based on the agreed upon market price and the number of ounces delivered. Payment is due upon delivery of gold bullion credits to the customer’s account.

Income and Mining Taxes

The Company’s income tax provision was prepared using the separate return method. The calculation of income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. As a result, actual transactions included in Newmont's consolidated financial statements may not be included in the combined financial statements. Similarly, the tax treatment of certain items reflected in the combined financial statements may not be reflected in Newmont's consolidated financial statements and tax returns. Therefore, items such as net operating losses, credit carryforwards and valuation allowances may exist in the combined financial statements that may or may not exist in Newmont’s consolidated financial statements.

All income taxes due to or due from Newmont that have not been settled or recovered by the end of the period are reflected in Net Parent investment. Any differences between actual amounts paid or received by the Company and taxes accrued under the separate return method are deemed to be settled and are reflected in Net Parent investment in the combined balance sheets.

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company’s liabilities and assets and the related income tax basis for such liabilities and assets. This method generates either a net deferred income tax liability or asset for the Company, as measured by the statutory tax rates in effect. The Company derives its deferred income tax charge or benefit by recording the change in either the net deferred income tax liability or asset balance for the year. The financial statement effects of changes in tax law are recorded as discrete items in the period enacted as part of income tax expense or benefit from continuing operations, regardless of the category of income or loss to which the deferred taxes relate. The Company determines if the assessment of a particular income tax effect is “complete.” Those effects for which the accounting is determined to be complete are reported in the enactment period financial statements. The Company has exposure to the impact of foreign exchange fluctuations on tax positions, such movements are recorded within Income and mining tax expense related to deferred income tax assets and liabilities.

Mining taxes represent provincial taxes levied on mining operations and are classified as income taxes. As such, taxes are based on a percentage of mining profits.

Notes to the Combined Financial Statements

The Company operates in Canada where uncertainties arise in the application of complex tax regulations. Some of these tax regimes are defined by contractual agreements with the local government, while others are defined by general tax laws and regulations. The Company is subject to reviews of its income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of its contracts or laws. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in Canada based on its estimate of whether it is more likely than not, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in Income and mining tax expense.

Valuation of Deferred Tax Assets

The Company’s deferred income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized. The Company reviews the likelihood that it will realize the benefit of its deferred tax assets and therefore the need for valuation allowances on a quarterly basis, or more frequently if events indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred tax asset is considered, along with all other available positive and negative evidence.

Certain categories of evidence carry more weight in the analysis than others based upon the extent to which the evidence may be objectively verified. The Company looks to the nature and severity of cumulative pretax losses (if any) in the current three-year period ending on the evaluation date, recent pretax losses and/or expectations of future pretax losses. Other factors considered in the determination of the probability of the realization of the deferred tax assets include, but are not limited to:

•	Earnings history;

•	Projected future financial and taxable income based upon existing reserves and long-term estimates of commodity prices;

•	The duration of statutory carry forward periods;

•	Prudent and feasible tax planning strategies readily available that may alter the timing of reversal of the temporary difference;

•	Nature of temporary differences and predictability of reversal patterns of existing temporary differences; and

•	The sensitivity of future forecasted results to commodity prices and other factors.

Concluding that a valuation allowance is not required is difficult when there is significant negative evidence which is objective and verifiable, such as cumulative losses in recent years. The Company utilizes a rolling twelve quarters of pre-tax income or loss as a measure of its cumulative results in recent years. However, a cumulative three year loss is not solely determinative of the need for a valuation allowance. The Company also considers all other available positive and negative evidence in its analysis.

Reclamation Costs

Reclamation obligations associated with Musselwhite's operations are recognized when an obligation is incurred and the fair value can be reasonably estimated. Fair value is measured as the present value of expected cash flow estimates, after considering inflation, our credit-adjusted risk-free rates and a market risk premium appropriate for the Company's operations. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. Changes in reclamation estimates at mines that are not currently operating, as the mine or portion of the mine site has entered the closure phase and has no substantive future economic value, are reflected in earnings in the period an estimate is revised. The estimated reclamation obligation is based on when spending for an existing disturbance is expected to occur. Costs included in estimated asset retirement obligations are discounted to their present value as cash flows are readily estimable over a period of up to fifty years. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation in accordance with GAAP guidance for asset retirement obligations.

Fair Value Accounting

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Notes to the Combined Financial Statements

Level 2	Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, quoted prices or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company's financial instruments measured on a recurring basis primarily include receivables and payables for which the carrying value approximates fair value due to the short maturities and are classified within Level 1.

The Company's long-lived assets are subject to fair value measurement as a result of impairment tests performed for the years ended December 31, 2024 and 2023.

Foreign Currency

The functional currency of the Company’s operations is the U.S. dollar. Transaction gains and losses related to foreign currency denominated monetary assets and liabilities where the functional currency is the U.S. dollar are remeasured at current exchange rates and the resulting adjustments are included in Other income (loss), net.

Recently Adopted Accounting Pronouncements

Effects of Reference Rate Reform

In March 2020, Financial Accounting Standards Board's Accounting Standard Update ("ASU") No. 2020-04 was issued which provides optional guidance for a limited period of time to ease the potential burden on accounting for contract modifications caused by reference rate reform. In January 2021, ASU No. 2021-01 was issued which broadened the scope of ASU No. 2020-04 to include certain derivative instruments. In December 2022, ASU No. 2022-06 was issued which deferred the sunset date of ASU No. 2020-04. The guidance is effective for all entities as of March 12, 2020 through December 31, 2024. The guidance may be adopted over time as reference rate reform activities occur and should be applied on a prospective basis. The Company has completed its review of key contracts and does not expect the guidance to have a material impact to the combined financial statements or disclosures. The Company will continue to review new contracts to identify references to the London Interbank Offered Rates and implement adequate fallback provisions if not already implemented to mitigate the risks or impacts from the transition.

Pillar II

In 2024, Pillar II went into effect. The Pillar II agreement was signed by 138 countries with the intent to equalize corporate tax around the world by implementing a global minimum tax of 15%. As the Company primarily does business in jurisdictions with a tax rate greater than 15%, Pillar II did not have a material impact to the combined financial statements.

Recently Issued Accounting Pronouncements

Disaggregation of Income Statement Expenses

In November 2024, ASU 2024-03 was issued, requiring additional disclosures in the notes to the financial statements on the nature of certain expense captions presented on the face of the combined statements of operations. The new guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impacts of the guidance on its combined financial statements.

Improvement to Income Tax Disclosures

In December 2023, ASU 2023-09 was issued which requires disaggregated information about the effective tax rate reconciliation and additional information on taxes paid that meet a qualitative threshold. The new guidance is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impacts of the guidance on its combined financial statements.

NOTE 4	SALES

The Company recognizes revenue from the sale of gold doré produced in Canada.

Trade Receivables

At December 31, 2024 and 2023, Trade receivables wholly consisted of sales from gold doré, which includes provisionally priced carbon fines.

Notes to the Combined Financial Statements

Revenue by Geographic Area

The Company primarily conducts gold sales in U.S. dollars, and therefore Sales are not exposed to fluctuations in foreign currencies. Revenues from sales attributed to countries based on the locations of the customer were as follows (in thousands):

	Year Ended December 31,
	2024	2023
United Kingdom	$398,735	$318,028
Canada	95,173	16,891
South Africa	11,513	8,864
United States	10,536	6,931
	$515,957	$350,714

Revenue by Major Customer

As gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sales of its product.

In 2024, sales to Standard Chartered were $269.7 million (52.3%), Royal Bank of Canada were $95.3 million (18.5%), JPMorgan Chase were $77.6 million (15.0%), and Toronto Dominion Bank were $52.0 million (10.1%) of total gold sales. In 2023, sales to Toronto Dominion Bank were $134.0 million (38.2%), JPMorgan Chase were $106.3 million (30.3%), and Standard Chartered were $79.0 million (22.4%) of total gold sales.

NOTE 5	RELATED PARTY TRANSACTIONS

Historically, Musselwhite has been managed and operated in the normal course of business with other affiliates of Newmont. Accordingly, certain shared costs have been allocated to Musselwhite and reflected as expenses in the combined financial statements.

The combined financial statements include corporate costs incurred by Newmont for services that are provided to or on behalf of Musselwhite. The corporate costs include allocations of costs incurred associated with executive management, finance, legal, information technology, human resources and other shared services. These costs have been allocated to Musselwhite based primarily on its production of gold equivalent ounces. Newmont management and Musselwhite believe the allocation methodology is reasonable and appropriately represents Newmont’s historical expenses that were attributable to Musselwhite. However, the expenses reflected in the combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented had Musselwhite historically operated as a separate, standalone entity. In addition, the expenses reflected in the combined financial statements may not be indicative of expenses that Musselwhite will incur in the future.

The allocated costs in the combined statements of operations were as follows (in thousands):

	Year Ended December 31,
	2024	2023
Costs applicable to sales	$12,665	$12,612
General and administrative	11,352	8,456
Advanced projects, research and development	2,209	2,714
	$26,226	$23,782

Shared Facilities

Musselwhite shares office space and other non-operational related facilities with Newmont and other Newmont operations where Musselwhite is not the primary or exclusive user of the assets. At these shared facilities, the assets have been excluded from the combined balance sheets. However, the Company recognized costs for its usage of these shared assets. The amount charged to General and administrative in the combined statements of operations was $1.0 million and $0.8 million for the years ended December 31, 2024 and 2023, respectively.

NOTE 6	RECLAMATION

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations to protect public health and the environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

Notes to the Combined Financial Statements

The Company’s Reclamation expense consisted of (in thousands):

	Year Ended December 31,
	2024	2023
Reclamation accretion	$3,394	$3,153
Reclamation adjustments and other	—	(1)
Reclamation expense	$3,394	$3,152

The following is a reconciliation of Reclamation liabilities (in thousands):

	2024	2023
Balance at January 1,	$76,800	$75,976
Additions, changes in estimates and other	1,338	(2,329)
Accretion expense	3,394	3,153
Balance at December 31,	$81,532	$76,800

The amounts accrued are reviewed periodically based upon facts and circumstances available at the time. Changes in estimates are recorded in Other current liabilities and Reclamation liabilities in the period estimates are revised.

Refer to Note 13 for further discussion of reclamation matters.

NOTE 7	IMPAIRMENT CHARGES

The estimated cash flows utilized in both the long-lived asset and goodwill impairment evaluations are derived from the Company's current business plans. The Company completed its annual business plan update which reflected updated mine plans, certain adverse changes in market conditions, including inflationary pressures to costs and capital, strategic evaluation regarding the use of capital, and updates to asset retirement costs.

Impairment of goodwill

The Company evaluates its goodwill for impairment annually at December 31 or when events or changes in circumstances indicate that the fair value of a reporting unit is less than its carrying value. Based on the December 31, 2023 review, the Company concluded that goodwill was impaired. The goodwill impairment was driven by a deterioration in underlying cash flows from higher costs due to inflationary pressures, and resulted in a non-cash impairment charge of $292.9 million, which represented the full goodwill balance of the reporting unit prior to impairment. The Company measured the impairment by comparing the total fair value of the existing operations to the corresponding reporting unit carrying value. The estimated fair value was determined using the income approach and is considered a non-recurring level 3 fair value measurement. Significant inputs to the fair value measured included (i) updated cash flow information from the Company's current business and closure plans, (ii) a short-term gold price of $1,950, (iii) a long-term gold price of $1,700, (iv) current estimates of reserves, resources, and exploration potential and (v) a reporting unit specific discount rate of 10%. The selected discount rate incorporates an additional premium related to operational risk at the Company.

Impairment of long-lived and other assets

The Company reviews and evaluates its long-lived and other assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. If the expected future undiscounted cash flows from the use and eventual disposition of the asset or asset group are less than the carrying amount of the assets, an impairment loss is recognized. The Company measures impairment by comparing the total fair value of the existing operations to the carrying value of the corresponding assets. The Company recognized impairment charges to long-lived and other assets of $0.5 million and $3.6 million for the years ended December 31, 2024 and 2023, respectively.

NOTE 8	INCOME AND MINING TAXES

The Company's Income and mining tax expense consisted of (in thousands):

	Year Ended December 31,
	2024	2023
Current:
Canada	$(53,018)	$(4,815)
Deferred:
Canada	22,692	(8,543)
Income and mining tax expense	$(30,326)	$(13,358)

Notes to the Combined Financial Statements

The Company's Income (loss) before income and mining tax and other items is attributable to the following jurisdictions (in thousands):

	Year Ended December 31,
	2024	2023
Canada	$145,675	$(269,536)
Income (loss) before income and mining tax and other items	$145,675	$(269,536)

A reconciliation of the Canadian statutory tax rate to the Company’s effective income tax rate follows (in thousands, except percentages):

	Year Ended December 31,
	2024		2023
Income (loss) before income and mining tax and other items		$145,675		$(269,536)

Canada statutory tax rate	15.0%	$(21,851)	15.0%	$40,430
Reconciling items:
Provincial income taxes	10.0%	(14,567)	10.0%	26,954
Change in valuation allowance on deferred tax assets	—%	(213)	(1.0)%	(1,276)
Impact of foreign exchange	(11.0)%	16,531	(2.0)%	(6,437)
Mining and other taxes (net of associated federal benefit)	4.0%	(5,964)	—%	305
Goodwill write-downs	—%	—	(27.0)%	(73,228)
Book to return true-ups	3.0%	(3,954)	—%	—
Other	—%	(308)	—%	(106)
Income and mining tax expense	21.0%	$(30,326)	(5.0)%	$(13,358)

Mining taxes in Canada represent provincial taxes levied on mining operations and are classified as income taxes as such taxes are based on a percentage of mining profits.

Components of the Company's deferred income tax assets (liabilities) are as follows (in thousands):

	At December 31,
	2024	2023
Deferred income tax assets:
Reclamation	$16,450	$16,274
Tax credits	—	265
	16,450	16,539
Valuation allowances	(1,400)	(1,300)
	$15,050	$15,239

Deferred income tax liabilities:
Property, plant and mine development	$(195,773)	$(218,654)
	(195,773)	(218,654)
Net deferred income tax liabilities	$(180,723)	$(203,415)

Valuation of Deferred Tax Assets

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the recent pretax losses and/or expectations of future pretax losses. Such objective evidence limits the ability to consider other subjective evidence such as the Company's projections for future growth. However, the amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are increased, if objective negative evidence in the form of cumulative losses is no longer present or if additional weight were given to subjective evidence such as the Company's projections for growth.

The Company recorded an increase to the valuation allowance of $0.1 million to tax expense for the year ended December 31, 2024 and an increase to the valuation allowance of $1.3 million to tax expense for the year ended December 31, 2023. Both years were primarily driven by changes in estimated taxable income projections and exposure to foreign exchange fluctuations.

Notes to the Combined Financial Statements

Deferred Income Tax Valuation Allowance

	At December 31,
(in thousands)	2024	2023
Balance at beginning of year	$1,300	$—
Additions to deferred income tax expense	100	1,300
Reduction of deferred income tax expense	—	—
Balance at end of year	$1,400	$1,300

Refer to Note 3 for additional risk factors that could impact the Company's ability to realize the deferred tax assets.

Tax Credits and Unrecognized Tax Benefits

Canadian minimum tax credits were fully utilized as of December 31, 2024. Minimum tax credits for 2023 consisted of $0.3 million.

From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation of or the application of certain rules to the business conducted within the jurisdiction involved. The Company's practice is to recognize interest and/or penalties related to unrecognized tax benefits as part of Income and mining tax expense, if applicable. In the years ended December 31, 2024 and 2023, the Company did not have any unrecognized tax benefits.

NOTE 9	EMPLOYEE-RELATED BENEFITS

	At December 31,
(in thousands)	2024	2023
Current:
Accrued payroll and withholding taxes	$2,542	$2,402
Other employee-related payables	7,091	5,473
	$9,633	$7,875
Non-current:
Accrued severance	$12,720	$13,243

Defined Contribution and Other Benefit Plans

Newmont has a registered defined contribution pension plan in Canada, which covers salaried and hourly employees. When an employee meets eligibility requirements, Newmont contributes 5% of employees’ eligible earnings, plus matches 100% of employee contributions of up to 4% of eligible earnings. Matching contributions are made in cash. In addition, Newmont has one non-qualified supplemental savings plan for executive-level employees whose benefits under the qualified plan are limited by federal regulations. The amount charged to Costs applicable to sales in the combined statements of operations was $5.5 million and $5.2 million for the years ended December 31, 2024 and December 31, 2023, respectively.

NOTE 10	INVENTORIES

	At December 31,
(in thousands)	2024	2023
Materials and supplies	$21,263	$19,600
In-process	1,813	5,384
Precious metals	949	5,366
	$24,025	$30,350

Notes to the Combined Financial Statements

NOTE 11	PROPERTY, PLANT AND MINE DEVELOPMENT

Property, plant and mine development balances at December 31, 2024 and 2023 were as follows (in thousands):

	Depreciable	At December 31, 2024			At December 31, 2023
	Life		Accumulated	Net Book		Accumulated	Net Book
	(in years)	Cost	Depreciation	Value	Cost	Depreciation	Value
Facilities and equipment	1-26	$312,423	$(122,686)	$189,737	$270,076	$(98,608)	$171,468
Mine development	1-26	289,447	(72,305)	217,142	212,990	(39,648)	173,342
Mineral interests	1-26	768,842	(218,871)	549,971	768,842	(157,760)	611,082
Construction-in-progress		3,550	—	3,550	24,445	—	24,445
		$1,374,262	$(413,862)	$960,400	$1,276,353	$(296,016)	$980,337

	Depreciable	At December 31, 2024			At December 31, 2023
	Life		Accumulated	Net Book		Accumulated	Net Book
Mineral Interests	(in years)	Cost	Depreciation	Value	Cost	Depreciation	Value
Production stage	1-26	$564,517	$(218,871)	$345,646	$564,517	$(157,760)	$406,757
Exploration stage	(1)	204,325	—	204,325	204,325	—	204,325
		$768,842	$(218,871)	$549,971	$768,842	$(157,760)	$611,082

(1)	These amounts are currently non-depreciable as the mineral interests have not reached production stage.

NOTE 12	OTHER CURRENT LIABILITIES

	At December 31,
(in thousands)	2024	2023
Accrued operating costs	$13,735	$10,419
Accrued capital expenditures	5,389	14,367
	$19,124	$24,786

NOTE 13	COMMITMENTS AND CONTINGENCIES

Estimated losses from contingencies are accrued by a charge to income when information available prior to issuance of the combined financial statements indicates that it is probable that a liability could be incurred, and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the contingency and estimated range of loss, if determinable, is made in the combined financial statements when it is at least reasonably possible that a material loss could be incurred.

As part of its ongoing business and operations, the Company is required to provide surety bonds as financial support for various purposes, including environmental reclamation and other general corporate purposes. At December 31, 2024, there were $38.8 million of outstanding surety bonds. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As the specific requirements are met, the beneficiary of the associated instrument cancels and/or returns the instrument to the issuing entity. Certain of these instruments are associated with operating sites with long-lived assets and will remain outstanding until closure. Generally, bonding requirements associated with environmental regulation are becoming more restrictive. However, the Company believes it is in compliance with all applicable bonding obligations and will be able to satisfy future bonding requirements through existing or alternative means, as they arise.

The Company is from time to time involved in various legal proceedings related to its business. The Company does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect on the Company’s financial condition or results of operations.

NOTE 14	SUBSEQUENT EVENTS

In November 2024, Newmont entered into a definitive agreement to sell the Company to Orla Mining Ltd. The sale closed on February 28, 2025.

These combined financial statements reflect management's evaluation of subsequent events, through March 28, 2025, the date the financial statements were available to be issued. No other subsequent events were identified outside of the transaction presented above.

Appendix B

Unaudited pro forma combined income statement

for the year ended December 31, 2024

ORLA MINING LTD.

Pro Forma Condensed Income Statement

(Unaudited)

Pro forma Condensed Income Statement for the year ended December 31, 2024, that gives effect to the Acquisition as if the Acquisition had occurred on January 1, 2024.

– page B-1 –

ORLA MINING LTD.

PRO FORMA CONDENSED INCOME STATEMENT

(Figures in tables are expressed in thousands of US dollars)

For the year ended December 31, 2024 (Unaudited)

	Orla Mining Ltd.	Musselwhite Mine	Reclass	Pro forma financing	Pro forma acquisition	note	Pro forma combined
Revenue	343,918	515,957					859,875

Cost of sales – operating costs	85,595	225,394			5,257	4(b)(i)	316,246
Cost of sales – DD&A	40,683	121,510			13,492	4(b)(ii)	175,685
Cost of sales	126,278	346,904			18,749		491,931
Mine operating earnings	217,640	169,053			(18,749)		367,944

Office and administration	16,899	12,065					28,964
Transaction costs expensed	–				12,000	5	12,000
Exploration and advanced projects	34,595		9,281				43,876
Reclamation expense	–	3,394	(3,394)				–
Exploration	–	6,998	(6,998)				–
Projects, research & development	–	2,283	(2,283)				–
Interest (income)	(10,845)						(10,845)
Depreciation and amortization	407						407
Share based payments	4,815						4,815
Interest and accretion expense	6,891			18,750		3(a)	52,769
				12,600		3(b)
				14,528		3(c)

Fair value adjustments on financial instruments	(3,138)						(3,138)
Foreign exchange loss (gain)	(8,251)						(8,251)
Other (gains) and losses	5	1,256	299				1,560
Other expenses	–	(3,095)	3,095				–
Impairments	–	477					477
Net income (loss) before tax expense	176,262	145,675	–	(45,878)	(30,749)		245,310

Tax expense	87,281	30,326	–	(10,740)	(14,110)	4(b)(iii)	92,757
Net income	88,981	115,349	–	(35,138)	(16,639)		152,553

Weighted average number of common shares outstanding (millions)
Basic	318.7						318.7
Diluted	333.9						333.9

Loss per common share
Basic	$0.28						$0.48
Diluted	$0.27						$0.46

See accompanying notes.

– page B-2 –

ORLA MINING LTD.

PRO FORMA CONDENSED INCOME STATEMENT

(Figures in tables are expressed in thousands of US dollars)

For the year ended December 31, 2024 (Unaudited)

1. Basis of presentation

The unaudited pro forma combined income statements for the year ended December 31, 2024 (the "pro forma financial statements") have been prepared by the management of Orla Mining Ltd. ("Orla" or the "Company").

The pro forma financial statements give effect to the acquisition pursuant to which all of the issued and outstanding shares of a newly created corporation which holds the Musselwhite Mine was acquired by Orla as described in note 2 below (the "Acquisition"). The pro forma financial statements have not been adjusted to reflect any non-recurring charges directly related to events that have or may be incurred following the Acquisition.

The pro forma financial statements include the following information:

•	An unaudited pro forma combined income statement for the year ended December 31, 2024, prepared from the audited combined income statement of Orla and information derived from Musselwhite Mine audited income statement, each for the year ended December 31, 2024, giving effect to (i) the Acquisition as if it had occurred on January 1, 2024, and (ii) the assumptions and adjustments as described in note 3.

•	These accompanying notes.

The pro forma financial statements have been prepared for illustrative purposes only, and do not purport to represent the results of operations that would have resulted had the Acquisition occurred on January 1, 2024. Further, the pro forma financial statements are not necessarily indicative of the future results of operations which would result from the Acquisition. These pro forma financial statements should be read in conjunction with the audited financial statements of Orla as at and for the year ended December 31, 2024. Actual results will be materially different.

The pro forma financial statements do not reflect any cost savings, operating synergies or enhancements that the combined company may achieve, or liabilities arising, from the Acquisition. Such savings or liabilities could be material.

The accounting policies used in the preparation of the pro forma financial statements are those set out in Orla’s audited financial statements as at and for the year ended December 31, 2024. In preparing the pro forma financial statements, a review was undertaken to identify differences between Orla’s accounting policies and those of Musselwhite Mine that could have a material impact on the pro forma financial statements. Material differences identified are discussed in note 6.

2. Acquisition of Musselwhite Mine

Under the terms of the Share Purchase Agreement, Orla acquired all the outstanding shares of a newly created wholly-owned subsidiary of Newmont Corporation that owns a 100% interest in the Musselwhite Mine in northern Ontario (the "Transaction").

Consideration for the purchase consisted of an upfront payment of $810 million and up to $40 million in contingent consideration. The upfront payment consists of:

•	$150 million available on the Company’s existing revolving credit facility (the “RCF”) and a $100 million term loan (the “Term Loan” and together with the RCF, the “Credit Facility”) with a syndicate of lenders;

•	$360 million gold prepayment (the “Gold Prepayment”) from a syndicate of lenders; and

•	$200 million in senior unsecured convertible notes (the “Convertible Notes”).

The contingent consideration consists of:

•	$20 million to be paid if the average spot price of gold exceeds $2,900/oz for the initial one-year period following closing of the Transaction; and

•	$20 million to be paid if the average spot price of gold exceeds $3,000/oz for the second full year period following closing of the Transaction.

– page B-3 –

ORLA MINING LTD.

PRO FORMA CONDENSED INCOME STATEMENT

(Figures in tables are expressed in thousands of US dollars)

For the year ended December 31, 2024 (Unaudited)

3. FINANCING COMPONENTS

The pro forma income statement gives effect to the following adjustments.

a. Credit Facility

The Term Loan has a three-year term with no principal payments during the first two quarters, following which the Term Loan will be repaid in quarterly installments of $5 million, with the balance repaid at maturity. Maturity is August 27, 2027. Orla has the ability to repay the Credit Facility in full, without penalties, at any time prior to the maturity date. Interest, covenants and other terms of the Credit Facility are substantially the same as the Company’s existing RCF. The interest rate is based on the term Secured Overnight Financing Rate ("SOFR") plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter, provided that for the first two quarters there will be a minimum margin of 3.0%. The Credit Facility was completed in connection with closing of the Transaction.

Effect on pro forma income statement

For the purposes of the pro forma income statement for the year ended December 31, 2024, interest and accretion expense on the Credit Facility was approximately $18,750,000.

b. Gold Prepayment

Under the $360 million Gold Prepayment, the Company has the obligation to deliver a set number of gold ounces over a three-year term in exchange for $360 million in cash upfront. Approximately 145,000 ounces will be delivered over three years subsequent to Closing. The Gold Prepayment was completed in connection with the Transaction.

Effect on pro forma income statement

For the purposes of this pro forma, the Gold Prepayment is accreted using an effective interest rate of 4%.

Pursuant to the Gold Prepayment, revenue from gold ounces delivered under the agreement will be recognized at the prices agreed within the Gold Prepayment. Revenues could be materially different than those presented here.

For the purposes of the pro forma income statement for the year ended December 31, 2024, interest and accretion expense for the Gold Prepayment was approximately $12,600,000.

c. Convertible Notes and Warrants

Convertible Notes

Concurrent with the Transaction, the Company issued Convertible Notes in an aggregate principal amount of $200 million, with the following terms:

•	Interest Rate: 4.5% per annum, payable in cash.

•	Maturity: 5 years from the date of issuance.

•	Conversion Right: The Convertible Notes may be converted in full or in part at any time prior to the maturity date, by the holder thereof, into common shares (the “Shares”) of Orla.

•	Conversion Price: The conversion price of the Convertible Notes is CAD$7.90 per Share (the “Conversion Price”), subject to standard anti-dilution adjustments.

•	Redemption Right: After the 18-month anniversary of the issuance, the Company may redeem the Convertible Notes, provided that the 20-day volume weighted average price of the Shares is not less than 130% of the Conversion Price. Upon redemption, the Convertible Notes will convert into common shares of the Company at the Conversion Price.

– page B-4 –

ORLA MINING LTD.

PRO FORMA CONDENSED INCOME STATEMENT

(Figures in tables are expressed in thousands of US dollars)

For the year ended December 31, 2024 (Unaudited)

The Acquisition caused the Company’s functional currency to change to US dollars. As a result, we split the $200 million of convertible notes in the Company’s accounts into four components as follows:

Amount	Component	Initial recognition
$50,000	Warrants	Estimated fair value
167,000	Host liability	Fair value of the host debt, calculated as the present value of the contractual principal and interest payments over the term of the notes, using a discount rate of 8.5%.
(18,000)	Company’s redemption right	Estimated fair value
1,000	Holders’ conversion right	Residual
$200,000

For the purposes of this pro forma, the host liability is accreted using an effective interest rate of 10.2%.

For the purposes of the pro forma income statement for the year ended December 31, 2024, the interest expense on the host liability portion of the convertible notes was $14,528,000.

On Closing, each holder of the Convertible Notes received, for each Share issuable upon conversion thereof, 0.66 common share purchase warrants (the “Warrants”) to acquire Shares. The Warrants have an exercise price of CAD$11.50 per Share and expire on the fifth anniversary of the closing of the Private Placement.

We estimated the fair value of the warrants at $50 million using a Black Scholes model.

The warrants and the redemption right are financial instruments which are marked to fair value at each reporting date. The fair value of each is highly dependent on the Company’s stock price, its volatility, and the C$/US$ exchange rate. Large movements in these financial instruments is possible, and will materially affect earnings.

4. CONSIDERATION GIVEN AND NET ASSETS ACQUIRED

The Acquisition is accounted for as business combination under IFRS 3 «Business Combinations».

a. Consideration given

Consideration:
Upfront cash consideration	$810,000
Contingent consideration	18,000
Consideration	$828,000

– page B-5 –

ORLA MINING LTD.

PRO FORMA CONDENSED INCOME STATEMENT

(Figures in tables are expressed in thousands of US dollars)

For the year ended December 31, 2024 (Unaudited)

Net assets acquired
Assets acquired and liabilities assumed
Trade and other receivables	$6,838
Stockpile inventory	307
Metal in process inventory	8,481
Finished goods inventory	7,526
Materials and supplies inventory	19,600
Property, plant, and equipment	1,088,274
Trade payables and accrued liabilities	(26,323)
Other current liabilities	(24,786)
Provisions - long term	(79,000)
Other long term liabilities	(302)
Deferred tax liabilities	(173,246)
Other long term assets	631
Net assets acquired	$828,000

As of the date of these pro forma financial statements, we have not yet completed a detailed valuation of the assets and liabilities of Musselwhite Mine, and therefore the fair values of the net assets acquired are not yet determined. For the purposes of these pro forma financial statements we have used carrying values, other than for (a)  metal in process and finished goods inventory, for which we estimated fair values, and (b) property, plant and equipment.

The fair values of each of the net assets acquired will be materially different from those presented here.

b. Income statement effects

(i)  Cost of sales

For the purposes of the pro forma income statement for the year ended December 31, 2024, the increased book value of metal in process inventory would have increased Cost of sales – operating costs by $5,257,000.

(ii)  Cost of sales

For the purposes of the pro forma income statement for the year ended December 31, 2024, the increased book value of property, plant and equipment would have increased Cost of sales – DD&A by $13,492,000.

(iii)  Deferred tax expense

For the purposes of the pro forma income statement for the year ended December 31, 2024, the increased book value of property, plant and equipment arising from deferred taxes at acquisition would have increased deferred tax expense by $14,110,000.

5. TRANSACTION COSTS

These pro forma statements assume that cash expenses of the Acquisition are approximately $12 million.

6. ACCOUNTING POLICY DIFFERENCES

Orla reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), while Musselwhite reports in accordance with United States generally accepted accounting principles (“US GAAP”). The Company has done a preliminary assessment of differences and has identified that there are differences in how (1) asset retirement liabilities, and (2) employee severance accruals, are accounted for. These differences had no effect on the pro forma income statement presented.

Neither of these two differences in US GAAP vs IFRS had a material effect on the pro forma income statement.

– page B-6 –

ORLA MINING LTD.

PRO FORMA CONDENSED INCOME STATEMENT

(Figures in tables are expressed in thousands of US dollars)

For the year ended December 31, 2024 (Unaudited)

7. Musselwhite Mine statements of income (loss)

The following table summarizes Musselwhite’s unaudited statement of income for year ended December 31, 2024.

Year ended December 31, 2024
Sales	515,957

Costs applicable to sales	225,394
Depreciation and amortization	121,510
Reclamation	3,394
Exploration	6,998
Advanced projects, research and development	2,283
General and administrative	12,065
Impairment charges	477
Other expenses net	1,256
Other income net	(3,095)
Net income (loss) before taxes	145,675
Income and mining tax expense	30,326
Net income (loss) for the year	115,349

We reclassified certain of these accounts, on the pro forma income statement, to conform to the account groupings used by Orla Mining Ltd.

As presented in the income statement of Musselwhite Mine Ltd
Exploration	$6,998	$—
Projects, research& development	2,283	—
Reclamation	—	3,394
Other income net	—	(3,095)
	$9,281	$299

As presented in the pro forma income statement
Exploration and advanced projects	$9,281
Other gains and losses		$299

– page B-7 –